Originally signed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

05059053

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number
001-03344

SARA LEE CORPORATION 401(K) PLAN
(Full title of the plan)

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)	6
NOTES TO FINANCIAL STATEMENTS	7

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Sara Lee Corporation 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, on the basis of accounting described in note B.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 10, 2005

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2004

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (note D)	$ 1,166,140,883	$ 84,407,712	$ 1,250,548,595
Net assets available for benefits	$ 1,166,140,883	$ 84,407,712	$ 1,250,548,595

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2003

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (note D)	$ 1,052,258,581	$ 65,710,528	$ 1,117,969,109
Net assets available for benefits	$ 1,052,258,581	$ 65,710,528	$ 1,117,969,109

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2004

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 22,395,624	$ 18,094,209	$ 40,489,833
Participant	54,609,169	-	54,609,169
Investment income			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income (note D)	111,651,453	34,880,364	146,531,817
Total additions	188,656,246	52,974,573	241,630,819
Deductions			
Benefits paid to participants	95,369,219	-	95,369,219
Interest expense	-	10,968,400	10,968,400
Administrative expenses	5,142,521	-	5,142,521
Total deductions	100,511,740	10,968,400	111,480,140
Transfer in due to plan mergers (note F)	2,428,807	-	2,428,807
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (note E)	23,308,989	(23,308,989)	-
Net increase	113,882,302	18,697,184	132,579,486
Net assets available for benefits			
Beginning of the year	1,052,258,581	65,710,528	1,117,969,109
End of the year	$ 1,166,140,883	$ 84,407,712	$ 1,250,548,595

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation (the "Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan (the "ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan (the "ERG ESOP") (collectively the "ESOPS"), separate plans sponsored by the Company, were merged into the Plan. See note C for further details.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement.

The Company contributions are calculated by a three-tiered formula, subject to the contribution limitations under the IRC, as follows:

(a) 2% of a participant's eligible compensation, even if the participant does not contribute to the Plan; plus
(b) 100% match of a participant's employee contributions up to a maximum of 2% of the participant's eligible compensation; plus
(c) A discretionary matching contribution, determined by the Company, but no more than 50% of every dollar a participant contributes to the Plan, up to a maximum of 2% of a participant's eligible compensation.

NOTE A – DESCRIPTION OF PLAN - Continued

Contributions - Continued

The Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to prepay partially a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to other eligible participants as defined in the Plan agreement applicable to those certain groups of participants and are to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefits Administrative Committee. At December 31, 2004 and 2003, forfeited accounts totaled approximately $793,000 and $643,000, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

NOTE A – DESCRIPTION OF PLAN - Continued

Investment Options

Participants may direct the portion of their account balance that includes participant and Company contributions amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") in 1% increments. Participants may change their investment elections daily.

Prior to December 19, 2003, Company contributions had to be invested in the Sara Lee Corporation Common Stock Fund (the "Company Stock Fund") (see note E). Only participants of the Plan who were; (1) age 55 or older and (2) had at least 10 years of participation in the ESOP, were eligible to diversify their Company contributions. During the first five years if a participant met those criteria, the participant could diversify up to 25% of their account balance (up to 50% during the sixth year).

Effective December 19, 2003, all Plan participants are eligible to transfer their vested Company contributions from the Company Stock Fund to any other investment option currently available in the Plan at any time.

Loans to Participants

Participants may borrow from their vested account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal.* Prior to January 1, 2003, loans must be repaid within four years, unless the loan was to purchase a primary residence, in which case it must be paid back within 10 years, and participants were limited to one outstanding loan at a time. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

NOTE A – DESCRIPTION OF PLAN - Continued

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, contributions receivable of approximately $10,400,000 and $10,600,000, respectively, and other payables of approximately $430,000 and $467,000 (primarily accrued interest), respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2004 and 2003.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

NOTE B – SUMMARY OF ACCOUNTING POLICIES - Continued

Valuation of Investments-Continued

Except for unallocated investment contracts and certain investments in the common/collective trusts (collectively, "Investment Contracts") quoted market prices are used to value investments in the SLC Investment Trust. Common/collective trusts are valued at fair value of participant units owned by the SLC Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2004 and 2003 was approximately 4.8% and 4.6%, respectively. The average yield for the investment contracts for the year ended December 31, 2004, was approximately 4.7%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion, which was executed during 2004.

Reclassifications

Certain prior-year balances have been reclassified to conform to the current-year presentation.

NOTE C – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that employees have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible employees. The balance of the notes payable is considered part of the SLC Investment Trust and, therefore, is reflected as part of this investment in the statements of net assets.

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes was transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The Original Notes principal payment of $40,603,082, that bore interest at 8.176%, was paid in full in 2003.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan that bore interest at 6.25% and the $985,000 term loan that bore interest at 7.48% were paid in full on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. The outstanding Wachovia Prepayment Notes were paid in full on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent

NOTE C – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New Sara Lee Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for the New Sara Lee Note to be repaid (semi-annually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New Sara Lee Note for the next five years and thereafter is as follows: 2005-$10,990,769; 2006-$10,201,315; 2007-$9,590,249; 2008-$9,030,421; 2009-$8,519,823 and thereafter-$111,865,234. Effective June 15, 1999, the New Sara Lee Note outstanding principal will bear an interest rate of 6.3%, payable semiannually commencing December 15, 1999. In June 2004, a prepayment of the New Sara Lee Note in the amount of $7,368,187 was made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million (the "Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used

NOTE C – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

Notes Payable - The Earthgrains Company Employee Stock Ownership/401(k) Plan

In July 1996, the ERG ESOP issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997, and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes and the Earthgrains common stock was converted to Company common stock.

NOTE D – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The Northern Trust Company holds the assets of the SLC Investment Trust. Effective January 1, 2003, the Sara Lee Corporation Employee Stock Ownership Plan Trust merged into the SLC Investment Trust.

At December 31, 2004 and 2003, the Plan's interest in the net assets of the SLC Investment Trust was approximately 99% in allocated assets and 100% in unallocated assets. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2004 and 2003 is as follows:

	2004		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 415,929,827	$ 246,249,309	$ 662,179,136
Investment in common/ collective trusts	79,077,869	-	79,077,869
Investment in registered investment companies	412,839,610	-	412,839,610
Participant loans	28,763,440	-	28,763,440
Other	2,101,065	-	2,101,065
Investments, at contract value			
Investment Contracts	231,789,087	-	231,789,087
Total investments	1,170,500,898	246,249,309	1,416,750,207
Receivables	3,412,083	2,106,411	5,518,494
Liabilities	(310,848)	-	(310,848)
Notes payable	-	(163,948,008)	(163,948,008)
Net assets of SLC Investment Trust	$1,173,602,133	$ 84,407,712	$1,258,009,845

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

	2003		
	Allocated	Unallocated	Total
Non-interest bearing cash	$ 10,898	$ -	$ 10,898
Investments, at fair value			
Corporate stocks – common	399,157,850	242,808,976	641,966,826
Investment in common/ collective trusts	88,804,811	-	88,804,811
Investment in registered investment companies	334,766,607	-	334,766,607
Participant loans	23,075,693	-	23,075,693
Other	2,181,522	-	2,181,522
Investments, at contract value			
Investment Contracts	208,751,918	-	208,751,918
Total investments	1,056,749,299	242,808,976	1,299,558,275
Receivables	3,561,839	2,160,829	5,722,668
Liabilities	(179,829)	-	(179,829)
Notes payable	-	(179,259,277)	(179,259,277)
Net assets of SLC Investment Trust	$1,060,131,309	$ 65,710,528	$1,125,841,837

The summary of net assets of the SLC Investment Trust as of December 31, 2003 has been restated to include unallocated assets and liabilities due to clarification that these unallocated assets and liabilities are part of the SLC Investment Trust, not separate investments held outside of SLC Investment Trust. Certain investments were also reclassified to reflect their proper investment classification.

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2004, is as follows:

	2004		
	Allocated	Unallocated	Total
Interest and dividend income	$ 22,045,598	$ 8,229,275	$ 30,274,873
Net appreciation in fair value of investments			
Corporate stocks – common	38,854,572	26,651,089	65,505,661
Investment in common/collective trusts	2,308,644	-	2,308,644
Investment in registered investment companies	37,810,883	-	37,810,883
Other	11,126,066	-	11,126,066
Net investment gain	$112,145,763	$ 34,880,364	$147,026,127

At December 31, 2004 and 2003, the SLC Investment Trust held 27,043,923 and 29,047,969 shares of Company common stock, respectively. These shares had a fair value of $652,840,301 and $630,631,407 as of December 31, 2004 and 2003, respectively. During 2004, the SLC Investment Trust earned $21,097,291 of dividends on Company common stock.

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS are as follows:

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	December 31, 2004		
	Allocated	Unallocated	Total
Net Assets:			
Sara Lee Corporation common stock	$405,878,114	$246,249,309	$652,127,423
Investment in common/collective trust - short-term investment fund	10,284,599	-	10,284,599
Dividends receivable	3,229,337	2,100,373	5,329,710
Short-term interest receivable	17,945	6,038	23,983
Other receivable	2,100,373	-	2,100,373
Total Net Assets	421,510,368	248,355,720	669,866,088
Liabilities	(108,757)	(163,948,008)	(164,056,765)
Total Investments	$421,401,611	$ 84,407,712	$505,809,323

	December 31, 2003		
	Allocated	Unallocated	Total
Net Assets:			
Sara Lee Corporation common stock	$386,874,138	$242,808,976	$629,683,114
Investment in common/collective trust – short-term investment fund	9,156,138	3,810	9,159,948
Dividends receivable	3,418,059	2,155,829	5,573,888
Short-term interest receivable	8,211	1,190	9,401
Other receivable	2,155,829	-	2,155,829
Total Net Assets	401,612,375	244,969,805	646,582,180
Liabilities	(70,727)	(179,259,277)	(179,330,004)
Total Investments	$401,541,648	$ 65,710,528	$467,252,176

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS – Continued

	Year ended December 31, 2004		
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$52,023,249	$34,880,364	$86,903,613
Participant contributions	5,290,997	-	5,290,997
Company contributions	21,211,748	18,094,209	39,305,957
Distribution to participants	(33,456,413)	-	(33,456,413)
Transfers to other funds	(48,480,577)	-	(48,480,577)
Allocation of shares	23,308,989	(23,308,989)	-
Interest expense	-	(10,968,400)	(10,968,400)
Expenses	(38,030)	-	(38,030)
Total	$19,859,963	$18,697,184	$38,557,147

At December 31, 2004 and 2003, approximately 50% and 60% of the Plan's assets were invested in Company common stock.

NOTE F – TRANSFERS

In April 2004, the assets of the Grocer's Baking Company Union 401(k) Plan and the Grocers Baking Company Retirement Savings Plan for Union Employees were merged into the Plan. In July 2004, the assets of the Liberty Fabrics, Inc Associates 401(k) Plan were merged into the Plan.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in investments managed by The Northern Trust Company, the trustee of the Plan; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see note E).

On December 18, 2003, the Sara Lee Investment Committee directed the Trustee to sell to the Company up to $25,000,000 in aggregate of Company common stock from the Plan. On January 16, 2004, this direction was amended to include an additional sale of $10,000,000. The transactions totaling $35,000,000 were completed on February 4, 2004 and qualify as party in interest transactions.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003, to the Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$1,250,548,595	$1,117,969,109
Amounts due to participants	(407,293)	(1,885,118)
Net assets available for benefits per the Form 5500	$1,250,141,302	$1,116,083,991

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2004, to the Form 5500:

Benefits paid per the financial statements	$95,369,219
Amounts allocated to withdrawing participants at	
December 31, 2004	407,293
December 31, 2003	(1,885,118)
Benefits paid per the Form 5500	$93,891,394

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 but not yet paid as of that date.

NOTE J – TAX STATUS

In June 2004, the plan sponsor filed for a new determination letter. The Internal Revenue Service had previously determined and informed the Company by a letter dated November 3, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving that determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2005

Sara Lee Corporation 401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: ______________________________
Lois M. Huggins, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Chizek and Company LLC

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement No. 33-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Sara Lee Corporation, our report dated June 10, 2005 appearing in this Annual Report on Form 11-K of the Sara Lee Corporation 401(k) Plan for the year ended December 31, 2004.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 27, 2005